

September 13, 2022

Julie Booth
Chief Financial Officer
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

      Re: Rocket Companies, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2021
         Form 10-Q for the Quarterly Period Ended June 30, 2022
         File No. 001-39432

Dear Ms. Booth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Reconciliation of Adjusted Net Income (Loss) to Net Income Attributable to Rocket Companies, page 38

1.   We note the Company's adjustment to the provision for income tax of $636 for the three months ended June 30, 2022 does not recalculate as the effective tax rate, as disclosed in footnote (2) to your table, multiplied by the net income adjustment of $56,963. Please provide us with the calculation and an explanation of the basis for your adjustment to the provision for income tax for the three months ended June 30, 2022. In future filings, please clarify in your disclosures the reason any material differences from these adjustments to the Effective Income Tax Rate.

Results of Operations for the Three and Six Months Ended June 30, 2022 and 2021
Gain on sale of loans, net, page 44

2.   We note your tabular disclosure on page 44 providing a breakdown of the various components that comprise the "Gain on sale of loans, net." We also note your related discussion of the changes in this line in the aggregate, as well as the net (loss) gain on sales of loans and fair value of MSRs components, on pages 45 and 46. Please address the following:
   - In regard to your discussion of the change in net (loss) gain on sales of loans, tell us and revise your future filings to describe the individual factors causing the change. For example, explain whether amounts being received are less than the UPB or the changes in origination fees have impacted the amounts recognized and/or how changes in volume impacted amounts received during the interim periods presented which resulted in the losses recognized in fiscal 2022 to date as compared to the gains recognized in the interim periods of fiscal 2021;
   - For each period presented, tell us and revise your future filings to provide a more robust discussion of all significant components comprising the gain on sale of loans, net (e.g., Fair value adjustment on loans held for sale and IRLCs, etc.). Ensure your response and revised disclosure provide a thorough discussion addressing the specific factors which resulted in the positive fair value adjustment in some periods compared to a negative fair value adjustment in other periods; and
   - Provide a similar level of disaggregation and discussion regarding the gain on sale for each of the Company's operating segments on pages 48 to 50.

Other Income, page 47

3.   Please provide us with and revise your future filings to include disclosure, in tabular format, quantifying the revenues recognized by each of the identified businesses (e.g., Amrock, Rocket Homes, Rocket Auto, etc.), which are reflected as "other income" for each of the periods presented. In addition, revise your discussion of changes in other income on page 47 to quantify the specific impacts, fluctuations and trends noted between the periods presented for these businesses.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Marc Thomas, Staff Accountant at 202-551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance